Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

Voya MAP Plus NP^{SM}

Supplement Dated February 10, 2020, to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2019, as amended

This supplement updates and amends certain information contained in your variable annuity contract prospectus and contract prospectus summary. Please read it carefully and keep it with your contract prospectus and contract prospectus summary for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your contract prospectus and contract prospectus summary, as applicable.

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the MainStay Large Cap Growth Fund.*

On February 28, 2020, the MainStay Large Cap Growth Fund changed its name to the MainStay Winslow Large Cap Growth Fund. Accordingly, all references to "MainStay Large Cap Growth Fund" appearing in the contract prospectus and contract prospectus summary are hereby deleted and replaced with "MainStay Winslow Large Cap Growth Fund."

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:

Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.